MAIL STOP 3561

July 25, 2006

Mr. Patrick Planche, CEO
Advanced Lumitech, Inc.
8C Pleasant Street, First Floor
South Natick, Massachusetts 01760

> **Re: Advanced Lumitech, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **File Number 033-55254-27**

Dear Mr. Planche:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 8A – Controls and Procedures

1. Please revise your disclosure to state your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, and to provide the information required by Item 308(c) of Regulation S-B. To the extent that the identified material weaknesses result in a conclusion that your disclosure controls and

procedures are ineffective, describe the specific steps the company has taken, if any, to remediate the material weaknesses.

Financial Statements, page F-1

Audit Report, page F-1

2. We note that the audit report does not indicate the name of the independent accountant, and it is unclear whether the report was signed. Please discuss with your auditor and revise the report accordingly.

Note 7 – Common Stock, page F-13

3. We note your disclosure on page F-18 regarding the stock options granted to a consultant. Please tell us how you determined that a volatility assumption of 18% was appropriate.

4. We note your disclosure on page F-18 regarding the warrants issued to a shareholder in exchange for the exercise by the shareholder of a previously issued warrant. Please tell us how you accounted for the additional warrants issued, and revise your disclosure to discuss the accounting treatment along with the major assumptions used to value the warrants.

5. We note that warrants to purchase 3,016,666 shares of common stock are outstanding, and that there are no authorized but unissued shares available at December 31, 2005. Accordingly, it would appear that the fair value of the warrants should be recorded as a liability in the financial statements, and that the liability should be adjusted to fair value at each subsequent balance sheet date. Refer to paragraph 19 of EITF 00-19 and revise the financial statements accordingly, or tell us why you believe that no revisions are required, including the specific accounting literature on which your conclusion is based.

Form 10-QSB for the Fiscal Period Ended March 31, 2006

Financial Statements, page 1

Note 8 – Common Stock, page 9

6. We note your disclosure on page 10 regarding the 2.4 million warrants issued during the period. Please revise your disclosure to discuss the accounting treatment for each warrant issuance along with the major assumptions used to value the warrants. We note that since there are

insufficient authorized but unissued shares, it would appear that the warrants should be recorded as a liability in the financial statements as discussed above.

Item 3 – Controls and Procedures, page 17

7. Please revise the filing as necessary, to address the comments above with respect to disclosure controls and procedures.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies